Samson Bélair/Deloitte & Touche, S.E.N.C.
Assurance and Advisory Services
1 Place Ville-Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: (514) 393-7115
Fax: (514) 390-4113
www.deloitte.ca

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in CGI Group Inc.'s Registration Statements on Form S-8 (Reg. Nos. 333-13350, 333-66044 and 333-74932) of our report dated November 10, 2003, which is included in this report of Foreign Private Issuer on Form 6-K.

Signed Samson Bélair/Deloitte & Touche
Chartered Accountants

Montreal Quebec
December 15, 2003